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American Funds Insurance Series
333 South Hope Street
Los Angeles, California 90071-1406
Phone (213) 486-9447

Steven I. Koszalka
Secretary

April 16, 2010

Ms. Rebecca Marquigny, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

Re:	American Funds Insurance Series
File Nos. 811-03857 and 002-86838

Dear Ms. Marquigny:

This letter is in response to oral comments we received from you on March 25, 2010 to the series’ Post-Effective Amendment No. 50 to the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the series’ Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on May 1, 2010.

Prospectus

1.           Front cover

Comment:  Please list the name of each fund and classes of shares available in each prospectus on the prospectus’ front cover.  Please add page numbers next to the reference to each fund’s summary section in the table of contents.  Also, please remove the disclosure on the inside of the front cover.

Response:  We will add the requested information on the front cover of each prospectus and remove the disclosure on the inside front cover.

2.           Fee Tables and Examples

Comment:  Please conform the language in the lead in paragraphs to the Fee Table and Example for each fund to the language in Item 3 of Form N-1A.

Response:  We will conform the language to that of Item 3 of Form N-1A.

3.           Principal Strategies

Comment:  Please precisely identify strategies and the basic criteria for using the strategies (e.g. if the fund invests in dividend paying stocks and bonds for its income component of its objective).  Please also disclose focus on particular industry or capitalization.

Response:  We acknowledge your comment, and where appropriate we have more precisely identified strategies of the funds.  We believe that in the layered approach to disclosure prescribed by the new Form N-1A we give the appropriate amount of detail in the summary prospectus, statutory prospectus and statement of additional information.  The American Funds Insurance Series funds, much like the retail American Funds, are, and traditionally have been, funds with fairly broad investment mandates within their given objectives and focuses. Each of the fund’s assets are managed through a system of multiple portfolio counselors. Under this system, each portfolio counselor is responsible for a portion of the assets to invest as he/she sees fit within the fund’s objective, goals, strategies and policies.  Each portfolio counselor may use different criteria to determine what, in his/her professional investment opinion, constitutes an investment suitable for the fund and its objective.  There is not one or two criteria that these portfolio counselors implement for this purpose that could easily be disclosed in the prospectus.  We believe that to try to capture the various strategies used by all of the portfolio counselors in a sentence or two could be misleading to a shareholder. We will more clearly identify disclosure explaining that the fund’s assets are managed under a system of multiple portfolio counselors and a brief description of the system.

As mentioned above, the funds have fairly broad investment mandates as compared with others in the industry.  As such, most of the funds do not focus on a particular industry or capitalization.  We will disclose a particular focus for funds that do have such a focus.

4.            Principal Strategies and Principal Risks

Comment:  Each principal strategy should have a corresponding principal risk and vice versa.

Response:  We acknowledge your comment and will disclose corresponding principal strategies and risks.

5.           Global funds

Comment:  Please identify where the fund invests that makes it global.

Response:  American Funds that invest outside of the United States invest in a variety of countries.  We would like to note that a view of the most recent annual report for the American Funds Insurance Series reveals that the ‘global’ and ‘international’ funds in the series each invested in well over 15 countries in various regions of the world in 2009.

We note that the Investment Company Names rule (Rule 35d-1), as adopted in March 2001, addressed the issue of misleading names for registered investment companies.  The Commission did not include a policy for global or international funds to disclose any certain number of countries anywhere within Rule 35d-1.  However, in a footnote to the final rule release (release no. IC-24828) for Rule 35d-1, the Commission states that “the terms ‘international’ and ‘global’ connote diversification among investments in a number of countries around the world.”  We believe that including the term “Global” or “International” in the name of a fund reflects the fund’s intention to be diversified in the countries in which it invests.  Further, taking into consideration the way American Funds portfolios are managed, we believe that by including a statement in the fund’s disclosure that the fund invests in certain countries we would be misleading investors to believe that the Fund would be invested in those countries at all times and that it will be investing in fewer countries than it may actually be investing in at any time.  If a fund were ever to be invested in a minimal number of countries we believe our obligation would be to explore the need to disclose that concentration and the risks associated with investing specifically in those countries.

We will disclose that these funds will be invested in numerous countries around the world, which we believe best discloses to a shareholder the way the fund’s assets are invested.  Further, we believe that the full mix of information available to a shareholder, including the information in the series’ annual report, gives the shareholder the information he or she needs to make an investment decision.

6.           Developing country limits

Comment:  Please disclose developing country limits or disclose that the fund may invest its entire portion of its non-US limit in developing countries.

Response:  While the funds that invest outside the U.S. do not have disclosed developing country limits, they do have internal limits and do not invest in developing countries to the full extent of their non-U.S. limits.  We believe that if a fund intended to do so it would have much more extensive disclosure obligations.  Where a fund does have the strategy of investing a large portion of its assets in developing countries, like New World Fund, we do have such disclosure.  Additionally, the investment adviser must invest the fund’s assets with the aim of meeting the fund’s objective.  We believe that disclosing the fund’s ability to invest a portion of the fund’s assets in developing countries is the disclosure that best conveys the fund’s investment strategy with respect to developing countries.

7.           Principal Risks

Comment:  Please disclose specific risks more clearly.  Consider including a key word at the beginning of each risk.

Response:  We will use key phrases to better identify specific risks in the principal risks section of each fund’s summary section.

8.            Principal Risks

Comment:  The phrase - “Your investment in the fund is not a bank deposit and is not insured or guaranteed by the FDIC or any other governmental agency, entity or person.” – should be removed unless the fund is sold through an insured depositary institution as stated in Item 4(b)(1)(iii) of Form N-1A.

Response:  Many of our insurance relationships, through which the funds of the American Funds Insurance Series are sold as underlying investments to variable annuity contracts, have bank subsidiaries that are insured depositary institutions.  These relationships may from time to time sell products through these subsidiaries.  Additionally, we believe that this is good risk disclosure and that Item 4(b)(1)(iii) requires this disclosure for funds sold through insured depositary institutions, but does not prohibit it otherwise.

9.            Investment Results

Comment:  Please remove references to waivers and reimbursements in the lead in paragraph to this section.  Please remove the parenthetical (you may leave it in the lead in paragraph) and the horizontal lines (except the zero line) from the investment results bar chart.  Please better identify the axes on the bar chart.

Response:  We will remove the suggested items from this section.  We believe that by leaving the title of the investment results bar chart as “Calendar year total returns,” the axes are clearly identified.

10.            Investment Results Table

Comment:  Please insert the phrase “(reflects no deductions for fees, expenses or taxes)” next to the indices in the chart.  Please remove footnotes, other than those mandated by Form N-1A, and do not include an explanation of the fund’s primary index.  You may put information about secondary indices in the lead in paragraph to the section.

Response:  We will insert the suggested phrase next to each of the indices, as appropriate.  We have removed the footnotes from the table and moved the information about secondary indices to the lead in paragraph to the section.

11.           Management

Comment:  Please include only the name of the investment adviser in this section and make reference to portfolio managers.  Also, please remove the phrase “(or one of its divisions)” from the third column of the portfolio counselor table as it could be confusing to the reader.

Response:  We will include only the name Capital Research and Management Company as the investment adviser to each fund.  We have revised the introduction to the portfolio counselor table to make reference to the portfolio management of the fund and have removed the suggested parenthetical.

12.           Global Discovery Fund

Comment:  Please better identify the first listed strategy.  Please identify how the investment adviser picks growth stocks.

Response:  We have added disclosure to the Principal Strategies section and further disclosure to the Investment objectives, strategies and risks section to clarify the first strategy.  Please see our answer to comment number 3 above.  We have better identified disclosure explaining that the fund’s assets are managed under a system of multiple portfolio counselors and a brief description of the system.

13.           Global Growth Fund

Comment:  Please better identify the fund’s principal strategies and risks.

Response:  As discussed in our response to comment three above, the Global Growth Fund has fairly broad investment mandates for the investment adviser to employ in pursuit of the fund’s investment objective of long-term growth of capital.  We have better identified disclosure explaining that the fund’s assets are managed under a system of multiple portfolio counselors and a brief description of the system.  We believe that this is the disclosure that best conveys the fund’s principal strategies, and that to disclose more specifics might be misleading to a shareholder.

14.           Global Small Capitalization Fund

Comment:  Please better identify if the fund has any limit on non-U.S. investments and explain how the fund is diversified in different countries.  Please identify growth risks as a principal risk for the fund.  Please remove footnote 2 from the investment results table.  You may put this information in the lead in to the Investment results section.

Response:  The fund is a “global” fund, so it does not have a non-U.S. limit.  The fund may invest in or out of the U.S.  As discussed above in our answer to comment 5, we will disclose that the fund is invested in numerous countries around the world.

We will move the disclosure from footnote 2 to the investment results table to the lead in to the investment results section of the fund’s summary section.

15.           Growth Fund

Comment:  Please identify more complete strategies.  Please identify what strategies the portfolio counselors for the fund use to pick growth stocks.  Please identify the fund’s non-U.S. limit.

Response:  As discussed in our response to comment three above, Growth Fund has fairly broad investment mandates for the investment adviser to employ in pursuit of the fund’s investment objective of long-term growth of capital.  We have better identified disclosure explaining that the fund’s assets are managed under a system of multiple portfolio counselors and a brief description of the system.  We have also added disclosure regarding the fund’s ability to invest in companies domiciled outside the United States. We believe that this is the disclosure that best conveys the fund’s principal strategies, and that to disclose more specifics might be misleading to a shareholder.

16.           International Fund

Comment:  Please identify that the fund has a growth strategy to meet its objective.

Response:  We have added disclosure to better identify the fund’s strategy for growth to meet its objective.

17.           New World Fund

Comment:  Please disclose in the fund’s “Investment objectives, strategies and risks” section that bonds rated BBB and A have speculative characteristics.

Response:  We have added the disclosure regarding BBB and A rated bonds to the series’ statement of additional information for several reasons.  The disclosure will be applicable to all funds that invest in these types of securities and we believe that in the layered approach to disclosure prescribed by the new Form N-1A this is the appropriate place for such disclosure.

18.           Blue Chip Income and Growth Fund

Comment:  Please verify that the stated objective is the true objective of the fund in its fund documents.

Response:  The objective set forth under the heading “Investment objective” in Blue Chip Income and Growth Fund’s summary section of the prospectus is its true objective.

19.           Global Growth and Income Fund

Comment:  Please identify strategies for growth and income and associated risks.

Response:  We have added disclosure to better identify the fund’s strategies for growth and income and to add associated growth and income risks.

20.           Growth-Income Fund

Comment:  Please identify strategies for growth and income and associated risks.  You identify six portfolio counselors for the fund.  Please limit to five portfolio counselors as per Item 5 of Form N-1A.

Response:  We have added disclosure to better identify the fund’s strategies for growth and income and to add associated growth and income risks.  Given our unique multiple portfolio counselor system, we do not believe that the five person limit on disclosure is applicable to the fund.  Item 5 talks about a committee, team or other group of persons jointly and primarily responsible for the day to day management of the fund’s portfolio.  In our multiple portfolio counselor system, the portfolio of the fund is divided into segments and each portfolio counselor is responsible for the day-to-day investment management for his/her portion of the assets.  We identify and disclose portfolio counselors that are responsible for a substantial portion of the assets of the fund.  We believe that this disclosure meets the true spirit of Item 5.

21.           International Growth and Income Fund

Comment:  Please disclose risks particular to securities listed on foreign exchanges.

Response: We believe that the risks of securities listed on foreign exchanges is contained within the risks of investing outside the U.S.

22.           Asset Allocation Fund

Comment:  Please revise the fund’s strategy to include the criteria used to reapportion the fund’s assets among different types of investments.  Please disclose an asset allocation strategy risk and a risk of investing in junk bonds and associated liquidity risk.

Response:  We have revised the fund’s principal strategies disclosure to better identify the mix of securities the fund will invest in and that market conditions and attractiveness of the investment opportunities will dictate how the fund’s assets are apportioned.  Further, we have added disclosure on the risks that you have suggested.

23.           Bond Fund

Comment:  Please disclose that the fund has risks related to junk bonds.  Please consider disclosing the fund’s exposure to subprime mortgages and the associated risk.

Response:  We have added disclosure to address the risks associated with investing in junk bonds.  The fund invests little to none of its assets in securities backed by subprime mortgages.  We do not believe that it is necessary to good disclosure to disclose that the fund does not intend to invest in subprime assets.  Additionally, instruction 3 to Item 9(b)(1) states that a negative strategy is not a principal investment strategy.

24.           Global Bond Fund

Comment:  Please add a risk related to the fund’s non-diversified status.

Response:  We have added disclosure to address risks associated with the fund’s non-diversified status.

25.           High-Income Bond Fund

Comment:  Please disclose the criteria used to pick high income bonds, investment grade bonds and the criteria used to allocate between the two.

Response:  As discussed in our response to comment three above, the High-Income Bond Fund has fairly broad investment mandates for the investment adviser to employ in pursuit of the fund’s investment objectives.  We have better identified disclosure explaining that the fund’s assets are managed under a system of multiple portfolio counselors and a brief description of the system.  The fund’s disclosure states that the fund invests primarily in junk bonds.  We believe that this is the disclosure that best conveys the fund’s principal strategies of investing mostly in high yield securities, and that to disclose more specifics about allocation between junk bonds and investment grade bonds might be misleading to a shareholder.

26.           U.S. Government/AAA-Rated Securities Fund

Comment:  Please describe more fully what is meant by mortgage pools.  Also, please include risks related to mortgage-backed securities.

Response:  We have better identified the fund’s principal strategy to state that the fund invests in “mortgage-backed securities” rather than “securities backed by pools of mortgages.”  We understand how this later phrase could be misinterpreted to include derivatives and other exotic securities and the fund’s intention has always been to describe mortgage-backed securities.  As you suggest, we have added risks related to mortgage-backed and asset-backed securities to the fund’s principal risks section.

27.           Cash Management Fund

Comment:  Please explain what is meant by credit and liquidity enhancements and support.  Please also disclose the fund’s investment adviser.

Response:  We have added disclosure to clarify what is meant by credit and liquidity support features.  We have also added the investment adviser to the fund’s disclosure.

28.           Financial Intermediary Compensation

Comment:  Please include the specific language set forth in Item 8 of Form N-1A (including broker conflicts).  You may include additional disclosure regarding payments made to insurance companies and the resultant conflicts.

Response:  We will include the language from Item 8 of Form N-1A and add disclosure about payments to insurance companies.

29.           Investment objectives, strategies and risks

Comment:  Please give more detail in this section than in the summary section and describe how the strategies lead to the fund’s objective.  Disclose if the fund can change an objective without shareholder approval or is required to give notice to shareholders to change a strategy.

Response:  We have clarified the investment objectives, strategies and risks section of the prospectus.  We do, however, believe that the disclosure between the summary section and this section of the prospectus should be similar in order to avoid inconsistent disclosure.  Given the layered approach to disclosure prescribed by the new Form N-1A we believe we have the appropriate level of disclosure for each fund in its summary section, its investment objectives, strategies and risks section and in the series’ statement of additional information.  We have added disclosure, where appropriate, that a strategy may only be changed upon notice to shareholders.

30.           Derivatives strategies and risks

Comment:  Please consider whether to include investments in derivatives and their associated risks in any fund’s summary section or investment objectives, strategies and risks section.

Response:  We confirm that none of the funds invests in derivatives in any amount that would make such disclosure necessary or advisable.

31.           Cash and temporary investments

Comment:  Please disclose in each fund’s Investment objectives, strategies and risks section that it may invest a substantial amount of its assets invested in cash or money market instruments for temporary defensive purposes and that as a result it may not be able to achieve its objective.

Response:  We have added this disclosure in each fund’s investment objectives, strategies and risks section.

32.           Management and organization

Comment:  Please clarify that the shareholder approval obtained by the funds for the pending manager of managers exemptive application was pre-approval.

Response:  We will clarify that the shareholder approval was pre-approval.

33.           Multiple portfolio counselor system

Comment:  Please verify that the portfolio counselor table lists the correct people.

Response:  The table listing the portfolio counselors contains the portfolio counselors primarily responsible for the investment management of the funds’ assets.

34.           Purchase and redemption of shares

Comment:  Please clarify the term promptly in the first paragraph of this section.

Response:  We have clarified this disclosure to state that purchases of shares of the funds are made at the net asset value next determined after the insurance company receives instructions for the purchase of the variable annuity contract for which the fund shares serve as an underlying investment.

35.           Frequent trading of fund shares

Comment:  Please explain how the funds’ purchase blocking policy applies in the context of variable annuity contracts and master feeder funds.

Response:  We will clarify how the funds’ purchase blocking policy is applied in the context of variable annuity contracts and master feeder funds.

36.           Valuing shares

Comment:  Please disclose that the funds will not calculate net asset values when the New York Stock Exchange is closed for trading (item 11(a)(3)).

Response:  We will add disclosure that the funds will not calculate net asset values when the New York Stock Exchange is closed for trading.

37.           Plans of distribution

Comment:  Please conform language to the language in Item 12(b)(2) of Form N-1A.

Response:  We will revise the language as suggested.

38.           Back cover

Comment:  Please conform the language regarding the series’ annual and semi-annual report to the language in Item 1(b)(1) of Form N-1A.

Response:  We will change the language as suggested.

Statement of Additional Information

39.           Front cover

Comment:  Please list the name of each fund and classes of shares for which the SAI is applicable on the front cover of the SAI.  Also, please include incorporation by reference language on cover.

Response:  We will add the requested information on the front cover of the SAI.  We do not incorporate by reference into the SAI, as we include the full financial statements of the funds in the SAI.  General instruction D of Form N-1A specifies that the SAI is incorporated by reference into the prospectus, but not the other way around.

40.           Certain investment limitations and guidelines

Comment:  Please move the definition of “high yield” to earlier in the SAI and make reference to “junk bonds.”

Response:  We will define “high yield” earlier upon the first reference to bond ratings and we will include the term “junk bonds.”

41.           Description of certain securities and investment techniques

Comment:  Please clarify that repurchase agreements are considered loans by the fund.

Response:  We will add disclosure regarding repurchase agreements being considered loans by the fund.

42.           Portfolio turnover

Comment:  If portfolio turnover is over 100%, please include it as a principal strategy and disclose its risks or explain that high portfolio turnover is not a principal strategy.

Response:  We will add disclosure to the portfolio disclosure section that this is not a principal strategy of the funds in the series with portfolio turnover that was over 100% for 2009.

43.           Fund policies.

Comment:  Please add disclosure at the beginning of the funds’ fundamental policies that more information about the policies may be found later in the section.

Response:  We will add the suggested disclosure.

44.           Management information

Comment:  Please include the new director disclosure required by the new proxy disclosure rules.

Response:  We will add the suggested disclosure.

45.           Management information

Comment:  Please include disclosure on the conflicts of interest for portfolio counselors required by Item 20(a)(4) of Form N-1A.

Response:  We believe that the disclosure in the last paragraph under the heading “Investment adviser” addresses the disclosure required by Item 20(a)(4).

46.           Proxies

Comment:  Please disclose how proxy voting works for funds used as underlying investments for variable annuity contracts.

Response:  We have added disclosure about the process of voting by contract holders and included disclosure that the outcome of a shareholder vote could be determined by a small number of contract holders.

Thank you for your consideration of our response to your comments.  If you have any questions please do not hesitate to contact me at (213) 486-9447 or Michael Triessl at (213) 615-4024.

Sincerely,

/s/ Steven I. Koszalka

Steven I. Koszalka
Secretary